Investor Relations Contacts:


KCSA Strategic Communications Marybeth Csaby/
Meghan Garrity
212-896-1236/ 212-896-1224
mcsaby@kcsa.com/mgarrity@kcsa.com


            TTI Telecom Reports Second Quarter 2008 Financial Results

                     Q2 Revenues Increase 27% Year-over-Year
                          Q2 Net Income $0.01 Per Share

Rosh Ha'ayin, Israel - Aug. 13, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced results for the second quarter ended June 30, 2008.

Total revenues for the second quarter were $14.3 million, compared with $11.3 million in the second quarter of 2007, and $13.0 million for the first quarter of 2008. Total operating expenses were $7.5 million, compared to $6.3 million in the second quarter of 2007 and $6.8 million in the first quarter of 2008. Revenues included a one-time gain of $1 million

Operating income for the quarter was $531,000 compared with an operating income of $42,000 for the second quarter last year and operating income of $473,000 in the first quarter of 2008. Net income was $260,000, or $0.01 per basic and diluted share, compared to net income of $856,000, or $0.05 per basic share and $0.04 per diluted share in the second quarter of 2007, and net income of $873,000, or $0.05 per basic and diluted share for the first quarter of 2008.

Total Revenues for the six months ended June 30, 2008 were $27.3 million, compared to $22.0 million in the six months ended June 30, 2007. Total operating expenses for the period were $14.2 million compared to $12.1 million in the first six months of 2007.

Operating income for the six months ended June 30, 2008 was $1 million compared with an operating loss of $0.4 million in the comparable period in 2007. Net income was $1,133,000, or $0.06 per basic and diluted share, compared to net income of $814,000, or $0.04 per basic and diluted share for the first six months of 2007.

As of June 30, 2008, the Company had approximately $27 million in cash and liquid investments.

Meir Lipshes, CEO of TTI Telecom, commented, "Overall it was a successful quarter for TTI, having secured several new service agreements. This quarter we completed the implementation of two supervision systems for a large customer over environmental equipment as well as a 3G network.

Mr. Lipshes continued saying "We continue to see the effects of the American dollar's weakness compared to the Israeli shekel, as it is causing our operational expenses to continue to increase. Additionally, the American market's overall weakness also negatively impacts the Company's book to bill ratio.

Mr. Lipshes noted that TTI Telecom has implemented organizational changes that are companywide: our chief financial and chief operating officer, Eli Ofer is leaving the Company. Mr. Shachar Ebel, the CTO of TTI Telecom will now serve also as Chief Operating Officer, taking over the responsibility for worldwide day to day operation of the company. Mr. Asaf Shirazi, Vice President, Research and Development will take on the responsibility for the professional services division and the Telesens subsidiary in addition to his R&D responsibilities ".

Conference Call Information:

A conference call has been scheduled for 9:00am ET today, August 13, 2008, during which management will discuss the Company's performance for the quarter. To access the call, please dial (888) 694-4739 (International dialers can call
(404) 665-9921) and giving the access code: 59133134. The call can be accessed via live webcast through the Investor Relations section of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting three hours after the completion of the call until 11:59pm ET on, September 13, 2008. To access the replay, please dial (800) 642-1687 (International dialers can call (706) 645-9291), participant code:
59133134. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 30 days.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###


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                                                                  TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                         STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                    (in thousands of U.S. dollars)
                                                                     Six months ended                  Three months ended
                                                                        June 30,                          June 30,
                                                                        --------                          --------
                                                            2007               2008              2007                2008
                                                            ----               ----              ----                ----
Revenues

Product                                                    12,351             17,428            6,570               8,966
Services                                                    9,631              9,905            4,705               5,318
                                                            -----              -----            -----               -----

Total revenues                                             21,982             27,333           11,275              14,284
                                                           ------             ------           ------              ------

Cost of revenues:
Product                                                     5,925              8,238            2,918               4,417
Services                                                    4,343              3,845            1,971               1,875
                                                            -----              -----            -----               -----

Total cost of revenues                                     10,268             12,083            4,889               6,292
                                                           ------             ------            -----               -----

Gross profit                                               11,714             15,250            6,386               7,992
                                                           ------             ------            -----               -----

Operating expenses:
Research and development                                    4,345              5,950            2,146               2,948
Sales and marketing                                         3,503              4,980            1,768               2,560
General and administrative                                  4,241              3,316            2,430               1,953
                                                            -----              -----            -----               -----

Total operating expenses                                   12,089             14,246            6,344               7,461
                                                           ------             ------            -----               -----

Operating income (loss)                                     (375)              1,004               42                 531
Financial income (loss), net                                1,019                383              438                (195)
Other income                                                   33                  -               33                  -
                                                          -------             ------          -------                ----


Income  before taxes on income                                677              1,387              513                 336
Taxes on income                                              (137)               254             (343)                76
                                                             -----               ---             -----                --

Net income                                                    814              1,133              856                 260
                                                            =====              =====           =======             =====

Net income  attributed to preferred shares                    126                176               133                 40
                                                            =====              =====          ========            ======

Net income available to ordinary shares                       688                957               723                220
                                                            =====              =====              =====             =====
Basic  income  per share attributable to Ordinary
shareholders                                                 0.04               0.06              0.05               0.01
                                                             ====              =====             =====             ======

Dilured income per share attributable to Ordinary
shareholders                                                 0.04               0.06              0.04              0.01

                                                           ======              ======           ======            ======


Weighted average number of shares used for computing  net
income  per share to ordinary shareholders
Basic                                                       16,000,431         16,003,158        16,000,431          16,003,158

                                                            ===========        ===========       ============        ===========
Diluted                                                     16,102,663         16,003,158        16,158,882          16,003,158
                                                            ===========        ===========       ============        ===========


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                                                TTI TEAM TELECOM INTERNATIONAL LTD.
                                                     CONSOLIDATED BALANCE SHEET
-
-------------------------------------------------------------------------------------------------------------------
                                                    (in thousands of U.S dollars)
                                                                                 December 31,        June 30,
                                                                                      2007             2008
                                                                                     -----             ----
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                           33,408                26,934

Short term  deposits                                                                    98                     -
Trade receivables                                                                    8,185                10,882
Unbilled receivables                                                                 3,155                 4,066
Related parties                                                                        409                   470
Other accounts receivable and prepaid expenses                                       3,192                 1,935
                                                                                     -----                 -----

Total current assets                                                                48,447                44,287
                                                                                    ------                ------

LONG-TERM INVESTMENTS:

Investment in affiliate                                                                165                   165
Severance pay fund                                                                   3,937                 4,754
Advance on account of acquisition                                                        -                 1,000
                                                                                     -----                 -----



Total long-term investments                                                          4,102                 5,919
                                                                                     -----                 -----

PROPERTY AND EQUIPMENT
Cost                                                                                26,612                28,772
Less - accumulated depreciation                                                     20,567                21,113
                                                                                    ------                ------

Property and equipment, net                                                          6,045                 7,659
                                                                                     -----                 -----

OTHER INTANGIBLE ASSETS, Net                                                             -                   271
                                                                                     -----                   ---



Total assets                                                                        58,594                58,136
                                                                                   =======                ======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables                                                                       2,364                 2,924
Related parties                                                                      3,932                   466
Deferred revenues                                                                    4,666                 4,533
Other accounts payable and accrued expenses                                          6,966                 6,832
                                                                                     -----                 -----

Total current liabilities                                                           17,928                14,755
                                                                                    ------                ------

ACCRUED SEVERANCE PAY                                                                5,651                 6,882
                                                                                     -----                 -----

Long term liability                                                                  1,579                 1,859
                                                                                     -----                 -----

SHAREHOLDERS' EQUITY:
Share capital                                                                        2,595                 2,595
Additional paid-in capital                                                          75,038                75,110
Retained earnings (Accumulated deficit)                                           (44,197)              (43,065)
                                                                                  --------              --------

Total shareholders' equity                                                          33,436                34,640
                                                                                    ------                ------

                                                                                    58,594                58,136
                                                                                  ========               =======

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